9/15

04045111

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wrightson Ltd

*CURRENT ADDRESS

PROCESSED

SEP 28 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2046 FISCAL YEAR 6-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/28/04

ANNUAL REPORT 2004

Wrightson

ARls
6-30-04

RECEIVED
2004 SEP 15 P 1:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE





CONTENTS


Agriculture. It's our culture.™



Revenue $638 million (down 4%)

Earnings before interest and tax $16.5 million (down 36%)

Net profit after tax $10.3 million (down 45%)

9 cents per share final dividend recently paid, giving 11.5 cents for the full year (same as last year)

Conservatively geared balance sheet

DIVIDEND

As previously advised to shareholders, Wrightson paid a year-end dividend of 9 cents per ordinary share on 2 July 2004. (This dividend was the final dividend that would ordinarily have been paid in September being brought forward in order to use imputation credits that would otherwise have been lost to shareholders when Rural Portfolio Investment Limited's shareholding moved to 50.01 per cent.)

This gave a full-year dividend of 11.5 cents.

CALENDAR

Annual Meeting	11 October 2004
Half-year earnings announcement	February 2005
Year-end earnings announcement	August 2005

ANNUAL MEETING INFORMATION

The Wrightson Annual Meeting will be held in the Wellington Opera House, Manners Street, Wellington, at 2pm on Monday 11 October 2004.

Keith Smith
Chairman

18 August 2004

Craig Norgate
Deputy Chairman

CHAIRMAN'S MESSAGE

The past few months have been a period of major change for Wrightson shareholders. Your Company has received a new, strongly committed majority shareholder, Rural Portfolio Investments Limited, and a new Board of Directors. It is my privilege to have become the new Chairman of Wrightson and to guide the Company through its next phase as a leader in New Zealand agriculture.



Looking back at the change process, I want to acknowledge the professionalism and co-operation of the outgoing Chairman, John Palmer, and the Board. I also want to acknowledge their major contribution to Wrightson, particularly over the past five years. The Company has come a long way in that time and is in fundamentally sound shape, and the new Board is enthusiastic about prospects for the future. I would also like to acknowledge the assistance and support of Alison Paterson and David Brownrigg who agreed to continue as Directors until our Annual Meeting to ensure continuity between the previous and new Boards.

My fellow Directors have a wealth of experience, much of this in building and operating successful agriculture-related businesses (see Board of Directors, pages 6 & 7).

Our focus is firmly on the performance of Wrightson in the coming year and beyond. It is fair to say that results for the year ended 30 June 2004 were disappointing in the eyes of all parties. This Annual Report provides a comprehensive review of the period, in which there has been under-performance in some areas of the business. The new Board is determined to see the Company perform much better in future - better for clients, for the staff who work with them, and for all shareholders.

The strength of Wrightson lies in the knowledge and experience of our staff and their relationships with those who work on the land or in industries along the supply chain to market. We must ensure that those relationships are well supported and based upon a strong Company-wide focus on delivering value for clients. The Board is already well advanced in a review of each business area and what is required to achieve better performance. This process has impressed upon us the calibre and commitment of Wrightson staff, and their passion for agriculture.

There is clearly substantial value in the Company's range of products and services. We are, however, looking for ways in which the business can be simplified and ways in which each area can work in better combination with others in order to improve profitability.

The willingness to learn and adapt is especially important for Wrightson given the fundamental changes occurring in agriculture and in the markets in which we operate. These changes create new opportunities for us and, of course, they also pose some risks.

The Company has generally been moving in the right strategic direction. There is no doubt that we must diversify revenue and earnings away from a traditional reliance on the production and marketing of commodities. This means leveraging more value out of Wrightson's intellectual property and from its unique position as a national agribusiness that links farmers with suppliers, processors and end consumers.

It also means getting the basics right by refocusing on clients, reducing the complexity of the business, and giving more autonomy to front-line staff.

In 2004/05, the Board has a particular focus on Rural Supplies, a major Wrightson business from which we expect better results. Much has been said about the value in scaling up Rural Supplies in concert with another major industry player and both Wrightson and Fonterra saw significant value for their shareholders in some form of amalgamation between the two companies' rural supplies businesses. We hope Fonterra is prepared to re-engage on this venture in the near future.

The Board is also focused on the appointment of a new Chief Executive and, whilst the search for this person is now underway, we do not expect to make an appointment before the New Year. It is a demanding role and we are pleased to have Barry Brook, a highly experienced Wrightson General Manager, as Acting Chief Executive in the interim. Barry is ably supported by a very capable senior management team.

As part of the change at Board level, Allan Freeth left us in July after eight years with Wrightson, the last five as Managing Director. During this time Allan led the creation of significant shareholder value and we wish him every success in the next steps of his career.

As indicated in July, the Company is considering a share buyback programme as a follow-up to the shareholding changes that have occurred recently, and we will keep shareholders fully informed of any Board decisions on this matter.

Looking ahead, we are very confident of Wrightson's future as a leading agribusiness that adds increasing value for clients, staff and shareholders by building on its established strengths. Our focus is on supporting our staff in the delivery of better profitability in 2004/05 and beyond.

I, along with my Board, look forward to meeting as many of you as possible at the Company's Annual Meeting in October.



Keith Smith
Chairman



WRIGHTSON BOARD MEMBERS



Keith Smith BCom, FCA
CHAIRMAN

Keith Smith was appointed as a Director and Chairman of Wrightson in June 2004.

Mr Smith is a chartered accountant and is a partner in the national accounting practice BDO Spicers. He is Chairman of a number of companies including Tourism Holdings Limited, Skellmax Industries Limited and The Warehouse Group Limited. He is also Deputy Chairman of Genesis Power Limited, as well as a Director of a number of private companies.

Mr Smith is a Trustee of the Tindall Foundation and a Past President of the Institute of Chartered Accountants.

He is Chairman of the Board's Human Resources and Remuneration Committee.

Craig Norgate BBS, CA, FNZIM
DEPUTY CHAIRMAN

Craig Norgate was appointed to the Wrightson Board in June 2004. He is Managing Director of Rural Portfolio Investments Limited, which owns 50.01 per cent of the shares in Wrightson. Mr Norgate has 15 years' experience as a leader in the New Zealand dairy industry, including two years as the inaugural CEO of Fonterra, and prior to that a number of years as CEO of Kiwi Co-operative Dairies.

He is a Director of Westgate Transport Limited, and a member of the Government's Growth and Innovation Advisory Board, and the Board of the Foundation for Research, Science and Technology.

Mr Norgate is a member of the Board's Human Resources and Remuneration Committee and the Audit Committee.

Baird McConnon

Baird McConnon was appointed to the Wrightson Board in June 2004. He is Chairman of Rural Portfolio Investments Limited and Chairman of Aorangi Laboratories Limited, the holding company for the McConnon family interests. He is also a Director of a number of private companies related to the McConnon family interests.

Mr McConnon has been involved in agriculture-related businesses in New Zealand for over 30 years, most recently as the Chief Exectutive of the team responsible for the development of the Mainland consumer products group and the Australasian Food Holdings group.

Mr McConnon is a member of the Board's Human Resources and Remuneration Committee.



Alison Paterson QSO, FCA

Alison Paterson has been a Director of Wrightson since 1993, and is a company director based in Auckland.

She is the Chairperson of Landcorp Farming Limited, the Governing Board of the Centre for Research, Excellence, Growth and Development at the University of Auckland, and the Electricity Complaints Commission, and a Director of The Reserve Bank of New Zealand, Metrowater Limited and Abano Healthcare Group Limited.

Mrs Paterson is a member of the Board's Audit Committee.

David Brownrigg MBA

David Brownrigg has been a Director of Wrightson since 1994. He is joint owner and Director of Brownrigg Agriculture Limited, a farming business with extensive interests in Hawke's Bay, as well as a Director of a number of other private companies.

Mr Brownrigg is Chairman of the Board's Audit Committee.

Sandra Keay BCom, CA

Sandra Keay was appointed to the Wrightson Board in June 2004. She is a Director and CEO of Aorangi Laboratories Limited, as well as a Director of a number of private companies related primarily to the McConnon family interests.

Ms Keay previously held the positions of Financial Controller for Mainland Products and Chief Financial Officer for the Australasian Food Holdings group.

Ms Keay is a member of the Board's Audit Committee.

Alan McConnon

Alan McConnon was appointed to the Wrightson Board in June 2004. He is an Executive Director of Aorangi Laboratories Limited and a Director of a number of private companies related to the McConnon family interests, as well as a number of private companies outside the Aorangi group.

Mr McConnon is a previous Managing Director of Mainland Products, and more recently led the exporting activities for the Australasian Food Holdings group into Asia, Japan and other world markets.

Murray Flett BCom Ag

Murray Flett was appointed to the Wrightson Board in August 2004. He is a Southland-based dairy farmer and a Director of a number of private companies.

Mr Flett spent nine years as a Director in the dairy industry, including a three-year term as a Director of Fonterra. He is currently a Director of several private companies in the food, printing, importing and agricultural sectors in New Zealand and Australia.

OPERATING REVIEW

Wrightson found 2003/04 a challenging year. It was a year in which the Company made only limited progress on ongoing initiatives to strengthen its businesses and a series of one-off costs impacted the result. In addition, trading conditions were generally less favourable as farming returns and confidence slipped in key sectors of New Zealand agriculture, and as many regions were hit by unseasonably poor weather.

These challenges were reflected in financial performance for the year to 30 June 2004. Wrightson's earnings before interest and tax (EBIT) were $16.5 million, compared with $26 million the previous year. Net profit after tax declined from $18.5 million to $10.3 million.

While these results were disappointing, the Company continued to make progress on implementation of key initiatives, most notably in its New Zealand Wool business, Livestock Export and the Seeds business in South America. Wrightson ended the year in good shape to achieve improved financial performance from this point forward.

RESULTS FOR 2003/04

The net profit after tax (NPAT) of $10.3 million included a significant gain on the formation of New Zealand Wool Handlers Limited. The sale of wool storage and handling assets into the new company produced a $2.8 million pre-tax gain.

In addition, the release of a surplus property provision in respect of one of these wool stores resulted in a write-back of $1.3 million.

The cumulative effect of a series of one-off costs more than offset these gains. These included an historical holiday pay claim covering a number of staff, severance costs associated with cost savings in the Rural Supplies business, the departure of the Managing Director, and the write-off of remaining goodwill in the Forestry business.

In addition, the result included further losses and write-downs of $1.9 million on Wrightson's 15.4 per cent shareholding in Genesis Research and Development Corporation Limited (compared with $689,000 the previous year, for the four months that Wrightson owned its shareholding in Genesis).

Normalised net profit, after exclusion of the one-off issues above, was $12.7 million.

The New Zealand operation's net profit after tax was $7.9 million compared with $14.9 million last year, while the Australian after-tax profit was $2.1 million, down from $3.6 million last year.

The Australian result reflected a return to paying taxes, whereas previous years benefited from brought forward tax losses.

The Group's EBIT decline to $16.5 million was, in part, a reflection of trading conditions less favourable than previous years. Average sheep and beef farm profitability for 2003/04 was down as exchange rate appreciation for much of the year put a dampener on product prices. The New Zealand/US dollar exchange rate was 8.3 per cent higher in June 2004 than in the previous June, having been up 19 per cent at one stage during the year. Over the same period, average beef and lamb schedule prices were down around 5 per cent. There were larger reductions in wool, grain, venison and velvet prices paid to farmers. On the other hand, many dairy producers saw their returns improve as the year progressed.

For many in the agriculture sector, it was a period of uncertainty as prices and incomes moved away from the exceptional conditions of 2000 and 2001. The uncertainty was heightened by fluctuations in exchange rates, by rising interest rates, and by the late arrival of spring over most of the country in 2003. This was followed in February 2004 by severe flooding in large areas of the North Island.

Wrightson Group revenues were $638 million, down from $665 million in the previous year. Lower revenue was a feature of trading in most of the Group's businesses. Costs increased 6 per cent, to $152 million, compared with the previous year. This reflected increased commissions as a result of revenue growth in Real Estate, increased IT costs pending expected improvements in the Company's IT infrastructure, and the costs of a major television advertising campaign.

Wrightson's cash flows from operating activities during the year were $9.1 million, compared with $32.7 million in the previous year. This decline reflected the lower earnings and a boost to last year's cash flows by several one-off working capital gains that were not repeated this year.

Consistent with lower earnings for 2003/04, the Company recorded negative Economic Value Added (EVA) of $2.1 million for the year, down from positive EVA of $2.4 million the previous year.

The Directors were pleased to declare a final dividend of 9 cents per share, payable on 2 July 2004, giving a full-year fully imputed dividend of 11.5 cents. This was the same as last year. This final dividend, which would normally have been paid in September, was brought forward to July in order to use imputation credits that would otherwise have been lost to the Company when Rural Portfolio Investments Limited's shareholding moved to 50.01 per cent.

Seeds

The Seeds businesses performed well during 2003/04, although short of their potential.

New Zealand seed sales were impacted by a poor seed harvest that limited the available product. Weather patterns were also a feature of the year in Australia, with a lack of rain in late autumn reducing sales. Wrightson continued to realise the market value of its proprietary seed varieties, with the value of sales growing 2 per cent.

In Uruguay, subsidiary company Wrightson PAS continued to make positive progress and increase its EBIT contribution, building on its market leadership position in Uruguay.

In each geographic area, the key Seeds strategy is to expand the market for proprietary products and grow Wrightson's share in the market. In New Zealand, the Company has programmes to raise awareness among farmers and seed merchants of the productivity advantages of its proprietaries. It has also formed a partnership with industry leaders in the fertiliser, chemical and animal health sectors to promote the benefits of pasture renewal to New Zealand's farmers. The research and development focus is on maintaining a flow of new products to market.

Livestock and Wool

The Livestock and Wool businesses faced significant cost pressures as revenues eased during 2003/04. EBIT for these businesses was $5.2 million, compared with $6.2 million in the previous year.

Average sale values for beef and dairy cattle handled by Wrightson fell for much of the year reflecting the impact of exchange rate appreciation. Beef cattle values fell 2 per cent, while dairy cattle values fell 8 per cent. Sheep values generally held steady. Beef values have fallen 23 per cent, and sheep 11 per cent, since the peak in 2002.

Tallies across beef and dairy cattle increased, reflecting Wrightson's strong market share in these sectors. Tallies for both increased by 10 per cent, whilst sheep tallies fell 5 per cent.

During the year, Wrightson actively explored opportunities for further rationalisation in the livestock industry. The strategic priorities included upgrading selected saleyard sites and further development of Integrated Livestock Management (ILM) - the contracted supply of stock to the specifications of meat processors and marketers.

The Livestock Export business continued to develop with the number of dairy cattle sold to China and other markets more than doubling. Positive results were achieved from Wrightson's use of Otamatea Station near Taupo for finishing and quarantining stock prior to export.

EBIT

EARNINGS BEFORE INTEREST AND TAX


$ MILLIONS
35
30
25
20
15
10
5
0
-5
-10
-9.1
13.1
20.7
31.7
26
16.5
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

NPAT + EARNINGS PER SHARE

NET PROFIT AFTER TAX


= NPAT
= EARNINGS PER SHARE (CENTS)
$ MILLIONS
30
25
20
15
10
5
0
-5
-10
-9.3
7.5
10.7
21.2
18.5
10.3
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

ECONOMIC VALUE ADDED

(UNAUDITED)


$ MILLIONS
16
12
8
4
0
-4
-8
-12
-16
-15.8
-4.3
2.7
7
2.4
-2.1
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

DIVIDEND PER SHARE

(CENTS)


CENTS
14
12
10
8
6
4
2
0
NIL
4
8
11.5
11.5
11.5
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

Trading results in the Wool business reflected weakness in wool prices, with the all types price index declining 15 per cent through 2003/04. Wrightson's share of bales sold declined in line with the market overall. There was continued woolgrower support for the Integrated Fibre Management (IFM) programme, with this accounting for 19 per cent of all strong wool volume handled by the Company during the year, up on 12 per cent the previous year.

A downturn in fine wool prices, after several years of particularly strong performance, reduced profit in The New Zealand Merino Company Limited, 35 per cent owned by Wrightson. Wrightson's share of earnings was $111,000, compared with $219,000 in 2002/03.

Wrightson's determination to lead wool industry rationalisation finally led to the formation of New Zealand Wool Handlers Limited, an equal joint venture with Pyne Gould Guinness Limited (PGG). The new business, in operation from May 2004, consolidates the warehousing and handling operations of the shareholding partners to achieve significant gains in productivity and a freeing-up of capital. Wrightson continues to compete vigorously with PGG and others in the procurement and marketing of wool.

Wrightson continues to see significant potential in better supply chain management in the wool industry, beyond the benefits of rationalisation in logistics. To date, however, we have been forced to accept that our vision of forming a vertically integrated strong wool marketing company will be limited to our own Wool business.

Key strategies in the Wool business include securing the cost efficiencies made possible by the formation of New Zealand Wool Handlers Limited, and expanding bales contracted through IFM, while also maintaining volumes sold by Wrightson through the auction system.

Rural Supplies

The Rural Supplies business again performed poorly in 2003/04, with EBIT declining to $1.5 million from $3.7 million the previous year. A decline in sales reflected trading conditions, fierce competition from an over-serviced rural merchandise market, and the loss of fertiliser volumes now being sold direct to farmers.

The Company moved to strengthen its sales management and to contain costs in this business, and some progress was made in these areas during the year. Following delays in the implementation of the logistics system for management of in-store stock and suppliers, that were reported last year, the new system was successfully introduced, although not yet across all categories. The system is now ready to be scaled up.

A strategic review of the Rural Supplies business was completed during the year. Management put a major focus on industry rationalisation and opportunities for adding scale to this business in combination with other industry participants. There were substantial talks with Fonterra and its merchandising subsidiary, RD1.

Discussions on a possible amalgamation of the RD1 and Wrightson rural supplies businesses were well advanced during the final months of the year, with Wrightson undertaking high-level due diligence on RD1 in June. The process was halted by Fonterra in late June at the point at which Rural Portfolio Investment Limited's partial takeover offer for Wrightson was successful, with Fonterra saying it wanted to assess the new majority owner's plans for Wrightson before proceeding further with the discussions.

Real Estate and Insurance

The Real Estate business continued on its growth path of recent years, with another very strong performance in 2003/04 that saw EBIT double from the previous year. This reflected 40 per cent growth in properties sold and 28 per cent growth in the total value of sales. Wrightson opened several new real estate offices and achieved significant market share gains, particularly in the lifestyle and residential sectors.

The Insurance Broking business had another year of solid performance with conditions improving in the insurance sector generally. Wrightson's broking operation is well structured and managed, and this was reflected in an improved EBIT over the previous period.

Financial Services

Financial Services is a business with strong growth prospects. From March 2004, there were no further restrictions on Wrightson's re-entry to the rural financial services market under the 1998 restraint of trade agreement with Rabobank. The focus during 2003/04 was on preparing for future growth, with additional staff recruited into the business and the creation of a new General Manager role to lead the business. Ian Walsh, a highly experienced rural banker was recently appointed to this role. EBIT for the year was down on the previous year, reflecting the costs of scaling up the business.

Financial Services is now poised for rapid growth over the mid-term. Plans for 2004/05 include expansion in lending activity beyond the seasonal loans that we have been restricted to under the Rabobank agreement, and expanding the range of financial products we offer. At 30 June 2004, the business had lending of over $17 million.

Other Businesses

The animal nutrition business, Agri-feeds, expanded into the South Island, building a base for future expansion. The business continued to perform well, although at lower levels than in past years due to increased competition in its core molasses market.

Wrightson's Grain business continued to benefit from demand growth in the feed market, while the Eurogrow Potato business also performed well, leveraging its exclusive rights to high-value varieties in the Australasian market. Agriculture New Zealand Training had another positive year on the back of rising demand for services and growth in government funding for training courses in the primary sector.

Wrightson continues to experience growing demand from farmers for programmes designed to increase farm productivity and profitability, and from processors and farmers for our supply chain Solutions, IFM and ILM. However, we acknowledge that the execution of the on-farm Solutions strategy has not worked, and there is clearly more work to be done in establishing the value of Wrightson's offerings with many farmers.

Results in the Forestry business were impacted by a sharp fall in wood prices during 2003/04, although demand is expected to grow for Wrightson services in this sector given the expected increase in forest harvesting from now onwards.

Wrightson took a proactive role in the activities of Genesis Research and Development Corporation Limited during 2003/04. Results from this company were very disappointing, and resulted in an equity accounted loss to Wrightson of $1.7 million. During the year Wrightson contributed advice and support to Genesis at Board level, reflecting the initial view that Genesis has the potential to contribute significant value to Wrightson over the long term.

Balance Sheet

Wrightson retains a conservatively geared balance sheet and is well positioned to maintain a high dividend payout.

Total assets were $255 million at 30 June 2004, compared with $259 million in the previous period.

Outlook

The outlook for New Zealand agriculture in 2004/05 is generally positive, with expectations for strong prices for some products, but further decline in others.

Farm incomes generally should benefit from the rising prices, but any increases in the exchange rate and interest rates will moderate this. Fonterra estimates its payout next season will be down by around 10 per cent, while MAF forecasts gross incomes for sheep and beef farms will increase by around 6 per cent.

Overall, Wrightson expects its operating environment through 2004/05 to be similar to the year under review, although we hope for less volatile weather conditions than were experienced over much of the country in 2003/04.

Over recent years, the Company has moved to overcome the weaknesses inherent in the traditional stock and station business model, and to strengthen the business by capitalising on fundamental shifts underway in agriculture. With the support of a strong cornerstone shareholder, Wrightson is well positioned to develop and refine its strategies from this point forward. Management and staff look forward to the future, confident of improved financial performance in 2004/05 and beyond.



Barry Brook
Acting Chief Executive



SENIOR MANAGEMENT TEAM



Barry Brook

ACTING CHIEF EXECUTIVE

Until his appointment as Acting Chief Executive in July this year, Barry Brook held the position of General Manager, International. In this role he was responsible for Wrightson's highly successful Seeds business, and the Company's operations in Australia and Uruguay. Barry joined Wrightson in 1985 from the Prime Minister's Advisory Group, and since then he has held a number of senior positions covering most aspects of the Company's operations. He has a Masters of Agricultural Commerce (Hons) degree and a Diploma in Valuation and Farm Management, both from Lincoln University.

Mike Sang

GENERAL MANAGER, FINANCE AND OPERATIONS

Mike Sang is responsible for Wrightson's finance, property, information systems, risk assurance, customer service centre and treasury activities. He joined Wrightson in early 2004 from the Airways Corporation, where he was Group Manager Finance. Prior to joining Airways Corporation in 1998, Mike held senior finance positions with Enerco and a healthcare provider in the UK.

In 2003 Mike was awarded the New Zealand Institute of Management Young Executive of the Year in the Deloitte/ Management Magazine Top 200 Awards.

Mike has a Bachelor of Commerce and Administration from Victoria University, and is a Chartered Accountant and a Fellow of the New Zealand Institute of Management.

Phil Abraham

GENERAL MANAGER, RURAL SUPPLIES AND MARKETING

Phil Abraham is responsible for Wrightson's rural merchandising activities, as well as all the Company's marketing activity. Phil has a strong retail and marketing background. He joined Wrightson from the TAB in 2003, where he was General Manager, Sales and Marketing, and prior to that he held the position of General Manager, Retail with New Zealand Post.

Phil has an MBA and a Bachelor of Business Studies, both from Massey University, and a Certificate in Direct Marketing.

Stuart Cooper

GENERAL MANAGER, SOUTHERN REGION

Stuart Cooper has responsibility for all Wrightson's business activities in the South Island and lower North Island. This encompasses eight Districts. He also manages the Company's national Wool, Deer and Velvet businesses.

Stuart has been with Wrightson since 1996 and was previously General Manager, National Sales. He has a strong background in marketing and sales, and held senior roles with Trustbank New Zealand Limited and Mitsubishi Motors Limited prior to joining Wrightson. Stuart has a Bachelor of Commerce Degree in Economics from Canterbury University.



Grant Higgins
GENERAL MANAGER, NORTHERN REGION

Grant Higgins has responsibility for all Wrightson's business activities in the middle and upper North Island. This encompasses seven Districts. Grant also has responsibility for Wrightson's national Livestock business, including Livestock Export. Grant has had extensive experience with the Company, beginning with Dalgety New Zealand Limited in 1979, and he has worked in a range of branch management and Livestock positions, including his previous role of General Manager, Livestock.

Maggie Robertson
GENERAL MANAGER, ORGANISATIONAL DEVELOPMENT

Maggie Robertson is responsible for the Company's organisational development and human resources strategies. She joined Wrightson from Carter Holt Harvey Limited in 2001, where she was the Human Resources Project Manager, and, prior to that, Manager Remuneration, Performance Management and HRIS. Maggie has extensive experience in change management and strategic HR development. She has an MBA and a Diploma in Business Studies, both from Auckland University.

Michael Ahie
GENERAL MANAGER, SOLUTIONS

The Solutions Group, headed by Michael Ahie, includes Wrightson's team of on-farm consultants, the Company's research activities and its Grain, Forestry, Eurogrow Potatoes, and Agriculture New Zealand Training businesses.

Michael joined Wrightson in 2001 from the Dairy Board where he was General Manager, Mainland Foodservice Pty Limited in Australia. Prior to that he held other senior roles with the Dairy Board in New Zealand and Toyota New Zealand Limited. Michael has a Bachelor of Business Studies (Hons) from Massey University.

Ian Walsh
GENERAL MANAGER, FINANCIAL SERVICES

Ian Walsh's role includes responsibility for rebuilding Wrightson's Financial Services business, and for the Real Estate and Insurance businesses.

Ian joined Wrightson earlier this year from the Bank of New Zealand Limited, where he was General Manager, Agribusiness. He has a strong track record in rural finance, having managed farm lending portfolios for eight years prior to that. Ian has a Bachelor of Agricultural Science from Lincoln University and a Diploma in Treasury from Waikato University.

PERSPECTIVES ON AGRICULTURE

Agriculture is fundamental to New Zealand's economic well-being and prosperity. The rise of other industries will not change this. Production from the land still provides more than 60 per cent of the nation's export income, and the health of our economy is still largely dependent on trends in agricultural output and earnings.



In pastoral and arable farming, horticulture and forestry, New Zealand has, over the past 150 years, established some substantial global comparative advantages. Ensuring the nation's future prosperity in a competitive and uncertain world requires us to build on those comparative advantages. To do this we must see continued innovation and growth in agriculture.

At the same time, we must heed fundamental changes occurring within New Zealand and the international markets in which we operate.

First, consumer preferences are more critical than ever. In buying food, clothing or other consumer items, people want choice and convenience. They are also more demanding about health and traceability issues as well as price and quality. Markets have become more complex and diverse – and this places increasing demands on producers and suppliers.

Second, suppliers are growing in scale and complexity. Worldwide, larger entities are emerging to process and distribute primary products, and to manage supply chains from producer to market.

Third, returns on the production of different products are subject to the vagaries of changing consumer preferences and changing input costs.

Fourth, climate has become more variable with a greater incidence of extreme weather events that have added greater risk to agricultural production systems.

Fifth, productivity gains are being driven through the supply chain by the application of knowledge and new technology. In future, we will see an acceleration in the productivity benefits generated from animal and plant related biotechnology.

Of course, New Zealand farmers and growers have been responding to - and, in some instances, driving - the trends in our part of the world. Over the past two decades, they have diversified land use, scaled up farming enterprises, embraced technologies to raise productivity and, in some sectors, built world-class marketing entities to reach distant consumers.

NZ AGRICULTURE INDICATORS OF INNOVATION AND GROWTH
Agriculture, including forestry, contributes approximately 17% of the country's GDP.
Since 1990, agriculture's contribution to GDP has increased by 80%, in contrast with the rest of the economy that experienced a more sedate 37% GDP growth.
Land area in grazing and arable crops declined 13% over the 10 years to 2002, while horticulture grew 22%, and forestry 39%.
The average sheep and beef farm has grown from 514ha in 1990 to 593 ha now, and has total assets of $2.9 million.
The average dairy herd size has increased from 159 in 1990 to 285 now and average milksolids per dairy cow grew 22% over the 10 years to 2003.
Annual lambing percentages increased 23% over the past 12 years and average lamb weights are up 18%.

These and other developments reflect New Zealand's capability for innovation, growth and productivity improvements in agriculture. But much more needs to be done.
The fact is that too much of our export income still comes from relatively low-priced commodity products sold into markets that are distorted by trade barriers and subsidies; in too many cases, the returns to farmers and growers are poor.

In agri-businesses throughout New Zealand, the broad imperatives are clear:

- HEED MARKET SIGNALS. The new dictum is "sell before you produce", with production that meets clear specifications from the marketplace. We see examples today of lamb production designed to meet the precise requirements of a UK supermarket chain and wool grown to the requirements of an Italian clothing manufacturer.
- APPLY STRONG BUSINESS DISCIPLINES. Farmers and growers need to improve operating efficiencies and control costs in order to achieve an economic return on rapidly appreciating land values. Like any business, they can benefit from sound planning and economies of scale. We see examples today in the aggregation of properties and the increasing search for expertise to help plan and manage production.
- PURSUE PRODUCTIVITY GAINS. There is a strong tradition of this in agriculture but, of course, the pursuit must always continue. There are numerous examples today of raising the value of production per hectare through advances in plant and animal breeding and new systems for crop and livestock management.
- ACCESS AND DEPLOY NEW TECHNOLOGIES. Biotechnologies, including carefully controlled development of new genetics in plants and animals, will be a valuable source of comparative advantage, or disadvantage if our competitors develop them before us. New information tools and techniques may also bring major gains in productivity.
- SUPPORT TRADE LIBERALISATION. The Uruguay Round of trade talks was responsible for much of the good news on the market front over the past decade. The current Doha Round represents the single largest opportunity to sustainably lift farm returns - with agriculture now being in the centre of the debate as developing countries demand a fair opportunity to grow through trade along with the developed world.

To prosper, farmers and growers need suppliers and partners who can help them deliver on these imperatives, as do the enterprises which process, convert and market produce from the land. It is the role of Wrightson to be just such a supplier and partner - and to be an integral part of the innovation and growth needed in New Zealand agriculture.

AUDIT REPORT

KPMG

TO THE SHAREHOLDERS OF WRIGHTSON LIMITED AND ITS SUBSIDIARIES

We have audited the financial statements on pages 17 to 36. The financial statements provide information about the past financial performance and financial position of the Company and Group as at 30 June 2004. This information is stated in accordance with the accounting policies set out on pages 21 and 22.

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Company and Group as at 30 June 2004 and the results of their operations and cash flows for the year ended on that date.

AUDITORS' RESPONSIBILITIES

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other accounting services to a subsidiary. Partners and employees of our firm may also deal with the Company and Group on normal terms within the ordinary course of trading activities of the business of the Company and Group. These matters have not impaired our independence as auditors of the Company and Group. The firm has no other relationship with, or interest in, the Company or any of its subsidiaries.

Unqualified opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the Company and Group as far as appears from our examination of those records;
- the financial statements on pages 17 to 36:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the Company and Group as at 30 June 2004 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 18 August 2004 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

STATEMENT OF FINANCIAL PERFORMANCE

For the year ended 30 June 2004

		GROUP		PARENT	
		2004	2003	2004	2003
	Note	$000	$000	$000	$000
Operating revenue					
Operating revenue from Wrightson activities	2	638,015	665,405	508,892	538,993
Equity accounted (deficit)/earnings of associates	3	(1,535)	(470)	-	-
		636,480	664,935	508,892	538,993
Operating surplus before interest and taxation	4	**16,545**	**26,041**	**2,336**	**11,937**
Net funding (cost)/benefit	5	(1,094)	(673)	242	1,041
Operating surplus before taxation		**15,451**	**25,368**	**2,578**	**12,978**
Taxation expense	6	(5,193)	(6,858)	(1,177)	(3,950)
Net surplus		**10,258**	**18,510**	**1,401**	**9,028**
Net surplus comprises					
Parent interest		10,018	18,475	1,401	9,028
Minority interest		240	35	-	-
		10,258	**18,510**	**1,401**	**9,028**
Net surplus attributable to parent company shareholders		**10,018**	**18,475**	**1,401**	**9,028**

Basic earnings per share were 7.1 cents for 2004, compared with 13.6 cents for 2003.

STATEMENT OF MOVEMENTS IN EQUITY

For the year ended 30 June 2004

	Note	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Total recognised revenue and expenses					
Net surplus					
Parent interest		10,018	18,475	1,401	9,028
Minority interest		240	35	-	-
		10,258	18,510	1,401	9,028
Movement in foreign currency translation reserve	9 (a)				
Parent interest		(647)	170	-	-
Minority interest		(42)	13	-	-
		(689)	183	-	-
Revaluation of investments in subsidiary companies	9 (b)	-	-	7,095	10,021
Revaluation of investments in associate companies	9 (d)	-	-	(1,535)	(470)
Realisation of investments in associate companies	9 (c)(d)	-	(90)	-	(90)
Reclassification of investment in associate company	9(d)	-	-	2,343	-
		-	(90)	7,903	9,461
Change in minority interest holding					
Minority interest		(76)	-	-	-
		9,493	**18,603**	**9,304**	**18,489**
Contribution from owners					
Shares issued		2,558	587	2,558	587
Share options issued		30	197	30	197
		2,588	**784**	**2,588**	**784**
Total distributions to shareholders					
Interim dividend of 2.5 cents per share (2003 3.5 cents)		(3,477)	(4,731)	(3,477)	(4,731)
Final 2003 dividend of 8.0 cents per share (2002 8.0 cents)		(11,032)	(10,738)	(11,032)	(10,738)
Final 2004 dividend of 9.0 cents per share		(12,622)	-	(12,622)	-
		(27,131)	**(15,469)**	**(27,131)**	**(15,469)**
Movements in equity for the period		**(15,050)**	**3,918**	**(15,239)**	**3,804**
Represented by:					
Equity at beginning of period					
Parent interest		124,372	120,502	124,439	120,635
Minority interest		746	698	-	-
		125,118	**121,200**	**124,439**	**120,635**
Equity at end of period					
Parent interest		109,200	124,372	109,200	124,439
Minority interest		868	746	-	-
		110,068	**125,118**	**109,200**	**124,439**
Movements in equity for the period		**(15,050)**	**3,918**	**(15,239)**	**3,804**

STATEMENT OF FINANCIAL POSITION

As at 30 June 2004

		GROUP		PARENT	
		2004	2003	2004	2003
	Note	$000	$000	$000	$000
EQUITY					
Capital	8	37,535	34,946	37,535	34,946
Retained surplus		71,094	88,208	40,881	66,612
Other reserves	9	571	1,218	30,784	22,881
Minority interest		868	746	-	-
Total equity		**110,068**	**125,118**	**109,200**	**124,439**
LIABILITIES					
Current	10	144,752	132,602	120,903	106,715
Non-current	11	292	1,508	21,678	18,824
Total liabilities		**145,044**	**134,110**	**142,581**	**125,539**
Total liabilities and equity		**255,112**	**259,228**	**251,781**	**249,978**
ASSETS					
Current	14	216,051	212,807	143,454	142,074
Non-current	15	39,061	46,421	108,327	107,904
Total assets		**255,112**	**259,228**	**251,781**	**249,978**

On behalf of the Board, 18 August 2004



Keith Smith
Chairman



Craig Norgate
Deputy Chairman

STATEMENT OF CASH FLOWS

For the year ended 30 June 2004

	Note	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Cash flows from operating activities					
Cash was provided from:					
Receipts from customers		657,891	691,772	504,118	534,151
Dividends		159	113	159	113
Interest		1,091	1,697	866	1,645
Cash was applied to:					
Payments to suppliers and employees		(645,416)	(653,391)	(506,612)	(507,652)
Interest		(1,567)	(1,755)	-	-
Income tax		(3,087)	(5,691)	(1,195)	(1,109)
Net cash flow from operating activities	17	9,071	32,745	(2,664)	27,148
Cash flows from investing activities					
Cash was provided from:					
Sale of fixed assets		11,387	241	11,365	223
Sale of investments		110	428	110	428
Cash was applied to:					
Net increase in finance receivables		(8,010)	(1,556)	-	-
Purchase of fixed assets		(8,210)	(5,475)	(6,294)	(4,014)
Purchase of investments		(7,753)	(6,381)	(7,203)	(6,381)
Increase in subsidiary capital		-	-	-	(500)
Net cash flow from investing activities		(12,476)	(12,743)	(2,022)	(10,244)
Cash flows from financing activities					
Cash was provided from:					
Shares/options issued		2,558	587	2,558	587
Advances from subsidiaries		-	-	4,024	6,318
Cash was applied to:					
Dividends paid		(14,509)	(15,469)	(14,509)	(15,469)
Net cash flow from financing activities		(11,951)	(14,882)	(7,927)	(8,564)
Net (decrease)/increase in cash held		(15,356)	5,120	(12,613)	8,340
Opening cash/(bank overdraft)		8,024	3,024	6,114	(2,226)
Effect of exchange rate change on cash		(40)	(120)	-	-
Closing bank		**(7,372)**	**8,024**	**(6,499)**	**6,114**
Comprises:					
Cash and deposits	14	-	21,131	-	15,003
Bank overdrafts - secured	10	(7,372)	(13,107)	(6,499)	(8,889)
Closing bank		**(7,372)**	**8,024**	**(6,499)**	**6,114**

1. STATEMENT OF ACCOUNTING POLICIES

BASIS OF PREPARATION

These financial statements are presented in accordance with the Companies Act 1993 and have been prepared in accordance with the Financial Reporting Act 1993. The Parent Company's financial statements are for Wrightson Limited ('Wrightson') as a separate entity and the consolidated financial statements are for the Wrightson Group ('Group'), which includes all its subsidiaries and associate entities as disclosed in note 15(b).

The financial statements are based on the general principles of historical cost accounting, modified for the valuation of investments as noted below.

The following accounting policies, which affect the measurement of Financial Performance, Financial Position and Cash Flows, have been applied.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements are prepared from the financial statements of Wrightson and its subsidiaries using the purchase method.

The results of subsidiaries acquired or disposed of during the year are included in the Group Statement of Financial Performance from the date of acquisition or up to the date of disposal.

All material transactions between Group companies are eliminated on consolidation.

OPERATING REVENUE

(i) Sales Revenue
Sales revenue comprises the sale value of transactions where the Group acts as a principal and the commission for transactions where the Group acts as an agent.

(ii) Investment Income
Investment income is recognised when earned. Dividends are recognised when received, or accrued when declared and approved for distribution prior to balance date.

For significant investments in associates, the Group's share of the net surplus or loss is recognised in the surplus before interest and taxation. Dividends received are credited to the carrying amount of the investment.

FOREIGN CURRENCIES

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction.

Transactions covered by short-term forward exchange contracts are translated at the exchange rate specified in those contracts. Monetary assets and liabilities arising from trading transactions are translated at closing rates or the appropriate forward contract rates where contracts are in place.

The Statements of Financial Position of foreign subsidiaries are converted to New Zealand dollars at the rate of exchange ruling at balance date. The Statements of Financial Performance of foreign subsidiaries are translated at rates approximating the exchange rate ruling at the dates of the transactions. Translation gains and losses are taken to the foreign currency translation reserve. The costs of forward exchange hedge contracts are amortised to earnings over the life of the contract. Unamortised hedging costs are held against the related asset or liability.

INVESTMENTS

Investments in subsidiaries and associate entities are stated at their net asset values. Other investments are stated at the lower of cost or net realisable value.

FIXED ASSETS

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. The cost of fixed assets is the value of the consideration given to acquire the assets and the value of other directly attributable costs incurred in bringing the assets to the location and condition necessary for their intended service. Impairment in the value of a fixed asset is deemed to occur when the amount recoverable falls below its book value. The recoverable amount is calculated as the higher of net market value and 'value in use' (present value of future cash flows from the continuing use and final disposal of the asset).

DEPRECIATION

Depreciation is calculated on a straight line basis to write off the cost or valuation of fixed assets to their estimated residual value over their expected useful lives. Expected useful lives, which are regularly reviewed, are (on a weighted average basis across the Group):

Buildings	40 years
Plant and equipment (includes computer hardware/software)	3 to 10 years
Land is not depreciated	

INVENTORIES

Merchandise inventory, raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value. Merchandise inventory is valued on a weighted average cost basis.

Cost of wholesale seeds inventory comprises costs of purchase and other direct costs incurred to bring the inventory to its present location and condition. Inventories include partially completed services rendered but not yet recognised as service revenue.

Cost of livestock inventory being raised for the export market comprises of costs of purchase and other direct costs incurred during their rearing.

RECEIVABLES

Accounts receivables and finance receivables include accrued interest and are stated at estimated net realisable value after allowing for a provision for doubtful debts. Specific provisions are maintained to cover identified doubtful debts. A general provision is maintained for unidentified future losses which are inherent in any receivables portfolio. The level of the general provision is determined having regard to economic conditions, the level of net receivable assets and other general risk factors.

All known losses are written off to earnings in the period in which it becomes apparent that the debts are not collectable.

TAXATION

The taxation expense charged to the Statement of Financial Performance is the estimated liability in respect of the net surplus after allowance for permanent differences. This is the comprehensive basis for the calculation of deferred taxation. Future taxation benefits attributable to losses carried forward are recognised in the financial statements only where there is virtual certainty that the benefit of the losses will be utilised by the Group.

The provision for current taxation is the estimated amount owing at balance date. Future taxation benefits attributable to timing differences are recognised in the financial statements only where there is virtual certainty that the benefits of the timing differences will be utilised by the Group. Where available Group tax offsets are utilised.

INTANGIBLE ASSETS

(i) Goodwill

The excess of cost over the fair value of the net assets of subsidiaries and associated entities is capitalised as goodwill on acquisition and amortised to the Statement of Financial Performance over the period during which benefits are expected to be derived but not exceeding 20 years. Discounts on acquisition arise to the extent that the fair value exceeds the purchase cost of subsidiaries and associate entities. This discount is applied proportionately against the fair value of non-monetary assets acquired. Where there are insufficient non-monetary assets, the discount is taken to earnings.

(ii) Research and Development

The principal research and development activities are in the development of systems, processes and new seed cultivars.

Research expenditure on the development of new systems and processes is recognised in the Statement of Financial Performance as incurred. Development expenditure is recognised as an asset and is stated at cost and amortised on a straight line basis over the period of expected benefits, not exceeding 5 years.

Research and development expenditure on the development of new seed cultivars is recognised in the Statement of Financial Performance as incurred. Development costs of seed cultivars are in the main indistinguishable from the cultivar research costs.

(iii) Patents and Trademarks

Patents and trademarks are stated at cost and amortised to the Statement of Financial Performance on a straight line basis over their estimated useful lives (8 years).

SHARE CAPITAL

Share options are granted to senior executives as part of performance incentive schemes. The fair value of share options issued is recognised as a remuneration expense and a corresponding amount is recognised in equity. When options are exercised, the exercise price is recognised as equity. No financial assistance is given by the Company under the share option schemes.

LEASING COMMITMENTS

Expenditure arising from operating lease commitments is expensed to earnings in the period incurred. Where the benefits expected to be derived are lower than the unavoidable costs of the lease, a provision is recognised.

STATEMENT OF CASH FLOWS

Certain cash flows have been netted in order to provide more meaningful disclosure. Many of the cash flows are received and disbursed on behalf of clients and reflect the activities of the client rather than those of the Group.

These include livestock, real estate and wool transactions where the Group acts as agent.

FINANCIAL INSTRUMENTS

The Group has entered into off-balance sheet interest rate hedging transactions and foreign exchange contracts for the purpose of reducing exposure to fluctuations in interest rates and foreign currencies. In respect of interest rate hedging transactions, the differential to be paid or received is accrued over the life of the transactions and is recognised as a component of interest expense over the same period as the underlying exposure.

CHANGES IN ACCOUNTING POLICIES

The accounting policies of the Group have been applied on a basis consistent with those of the previous year.

2. OPERATING REVENUE FROM WRIGHTSON ACTIVITIES

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Sales revenue				
Trading sales to external customers	552,474	574,605	434,611	439,891
Commissions, rentals and fees	84,755	89,858	70,344	95,840
Inter Group sales	-	-	3,151	2,325
	637,229	664,463	508,106	538,056
Interest revenue	624	609	624	604
Dividend income				
Dividends - associate companies	158	93	158	93
Dividends - other	1	20	1	20
	159	113	159	113
Gain on liquidation - associate company	3	220	3	220
Total operating revenue from Wrightson activities	**638,015**	**665,405**	**508,892**	**538,993**

3. EQUITY ACCOUNTED (DEFICIT)/EARNINGS OF ASSOCIATES

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Genesis Research and Development Corporation Limited	(1,654)	(689)	-	-
The New Zealand Merino Company Limited	111	219	-	-
New Zealand Wool Handlers Limited	8	-	-	-
	(1,535)	(470)	-	-

4. OPERATING EXPENSES

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Operating expenses include:				
Rental and operating lease costs	8,743	8,488	7,683	7,541
Research and development costs (note 4(a))	4,116	3,708	-	-
Depreciation				
Buildings	270	250	270	250
Plant and equipment	5,020	4,623	3,412	3,121
	5,290	4,873	3,682	3,371
Amortisation of intangible assets (note 4(b))				
Goodwill	600	628	199	228
Other	576	380	536	378
	1,176	1,008	735	606
Impairment of intangible assets	370	-	370	-
Doubtful Debts				
(Decrease)/increase in provision for doubtful debts	(17)	(325)	141	(325)
Bad debts written off	191	311	152	263
	174	(14)	293	(62)
(Profit)/loss on sale of fixed assets	(2,616)	73	(2,829)	58
Foreign currency (profits)/losses	(874)	(174)	(385)	69
Auditors remuneration				
Audit fees KPMG	242	267	181	185
Other services provided by the auditors	1	61	-	31
	243	328	181	216
Directors' fees	240	293	240	293
Donations	158	44	158	44
Writeback of reserve on reclassification of associate	-	-	2,343	-

(a) Research and development

Wrightson has entered into a research alliance arrangement with Genesis Research and Development Corporation Limited. This is to undertake discovery based biotechnology testing on Wrightson-bred ryegrasses. Costs in 2004 were $489,982 (2003: $635,000).

(b) Goodwill amortisation

Goodwill of $569,000 relating to the Forestry operations was written off during the year (2003: $256,000). Remaining goodwill is amortised on a straight line basis over periods of up to 10 years.

Included within the Statement of Financial Performance are the following significant transactions:

Establishment of New Zealand Wool Handlers Limited

During the period Wrightson sold a number of assets into New Zealand Wool Handlers Limited, for market value. This resulted in a gain on disposal of fixed assets of $5.6 million. However, due to the nature of the transaction this resulted in an accounting gain of $2.8 million being recognised, after elimination of related party profit. This gain is a mix of depreciation recovered and capital gain.
As part of the establishment of New Zealand Wool Handlers Limited the surplus property provision established during 2002/03 in respect of the Parry Street wool store for $1.3 million was reversed to reflect its ongoing economic use.

Holiday pay provision

During the year it became apparent that Wrightson has a liability arising from under-calculating certain holiday pay rights. Accordingly, during the year an amount of $1.2 million was provided to cover this exposure.

5. NET FUNDING (COST)/BENEFIT

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Net interest paid and payable				
Bank loans	1,181	1,041	1,080	933
Short term loans and bank overdrafts	66	-	84	-
Hedging costs	46	52	42	-
	1,293	1,093	1,206	933
Net interest received and receivable				
Money market deposits	199	98	199	98
Short term loans and bank overdrafts	-	322	-	472
Amounts received from Group companies	-	-	1,249	1,404
	199	420	1,448	1,974
Net funding (cost)/benefit	**(1,094)**	**(673)**	**242**	**1,041**

6. TAXATION EXPENSE

Surplus before taxation	15,451	25,368	2,578	12,978
Taxation at 33 per cent	5,099	8,372	851	4,283
Adjusted for:				
Non-deductible expenses	947	699	1,527	497
Non-assessable income	(51)	23	(362)	(132)
Other net adjustments	(617)	(649)	(504)	(643)
Tax losses recognised	-	(1,626)	-	-
	5,378	6,819	1,512	4,005
Net (over)/under provision in respect of prior years	(185)	39	(335)	(55)
Taxation expense	**5,193**	**6,858**	**1,177**	**3,950**
The taxation expense consists of:				
Current taxation	3,563	7,569	238	3,506
Deferred taxation	1,630	(711)	939	444
	5,193	**6,858**	**1,177**	**3,950**

7. IMPUTATION CREDIT ACCOUNT

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Balance as at 1 July	12,385	14,352	(197)	6,557
Taxation paid	2,404	5,202	749	370
Imputation credits attached to dividends received	134	170	134	170
Transfers, refunds and adjustments	710	(180)	710	(135)
Imputation credits attached to dividends paid	(12,535)	(7,159)	(12,535)	(7,159)
Imputation credits lost due to change in shareholder continuity	(3,098)	-	11,139	-
Balance as at 30 June	-	**12,385**	-	**(197)**

At balance date, the imputation credits available to shareholders of the Parent company are as follows:		
Through the Parent company	-	(197)
Through subsidiaries	-	12,582
	-	**12,385**

In July 2002 Wrightson Limited and its 100% owned subsidiaries (with the exception of OneWool Limited, Wrightson Consortia Research Limited and Computer Aided Livestock Marketing (NZ) Limited) formed a Consolidated Group for income tax purposes.

8. CAPITAL

	GROUP/PARENT		GROUP/PARENT	
	2004	2003	2004	2003
	$000	$000	No. shares	No.shares
Paid in share capital (ordinary shares)	34,947	34,162	136,181,393	134,225,210
Shares issued	2,558	587	4,063,074	1,956,183
Share options issued	30	197	-	-
Capital	**37,535**	**34,946**	**140,244,467**	**136,181,393**

All shares carry equal voting rights and share equally in any surplus on the winding up of the Company.

WRIGHTSON EXECUTIVE SHARE OPTION PLANS

(a) Wrightson EVA Option Plan

Senior Executive remuneration previously included a bonus scheme based on Economic Value Added (EVA) performance measures with a portion of any bonus to be applied to the purchase of share options by the executive. The price for the options was calculated based on the Black Scholes pricing methodology at a fair market price taking into account the characteristics of the options. Options issued cannot be exercised for three years and expire ten years after they are issued. The price which is payable to exercise these options is set, initially, at 90% of the market price of a Wrightson share and escalates each year by 70% of the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2004 50,968 (2003: 247,473)

(b) Wrightson Executive Option Plan

In addition, Wrightson also operated an Executive Option Plan whereby certain key executives were granted a number of options to purchase ordinary shares in Wrightson. The plan permitted flexibility in the terms on which options were granted. Options granted under the plan may be exercised, subject to employment conditions, at specified times during the period commencing three years, and ending ten years, after the commencement date of the executive's participation in the plan. The exercise price payable is, initially, the market price of a Wrightson share but escalates by the Group's cost of equity less gross dividends paid.

Note: this plan has been replaced by the Wrightson Senior Executives Securities Plan.

Total options granted at 30 June 2004 150,000 (2003: 250,000)

(c) Wrightson Senior Executive Securities Plan

At the Annual Meeting in October 2000, a Senior Executive Securities Plan was approved whereby executives incentive remuneration includes the issue of options and shares. The price applied to the options and shares is determined by an independent financial advisor using a recognised valuation methodology. Shares and options issued are subject to constraints for a restrictive period.

Total options granted at 30 June 2004 **773,489 (2003: 5,533,690)**

Share Options Issued	Number	Expiry date	Option price	Exercise price
(a) Wrightson EVA Option Plan	26,500	September 2005	$0.24	$1.01
	24,468	September 2006	$0.19	$0.94
	50,968			
(b) Wrightson Executive Option Plan	150,000	September 2006	$nil	$1.39
	150,000			
(c) Wrightson Senior Executives Securities Plan	773,489	August 2008	$nil	$1.13
	773,489			

The following shows the effect on earnings and net asset backing per share if all options were to be exercised.

	Earnings per share	Net asset backing per share
Current shares issued	7.1 cents	78.5 cents
Current shares issued and options exercisable	7.1 cents	77.9 cents

9. OTHER RESERVES

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
(a) Foreign currency translation reserve				
Balance as at 1 July	38	(132)	-	-
Movements during the year	(647)	170	-	-
Balance as at 30 June	(609)	38	-	-
(b) Subsidiary companies investment revaluation reserve				
Balance as at 1 July	-	-	21,826	11,805
Revaluation of investments	-	-	7,095	10,021
Balance as at 30 June	-	-	28,921	21,826
(c) Retained earnings in associate companies				
Balance as at 1 July	(105)	(89)	(117)	(101)
Realisation of investments	-	(16)	-	(16)
Balance as at 30 June	(105)	(105)	(117)	(117)
(d) Associate companies investment revaluation reserve				
Balance as at 1 July	530	604	417	961
Realisation of investments	-	(74)	-	(74)
Revaluation of investments	-	-	(1,535)	(470)
Reclassification of investment	-	-	2,343	-
Balance as at 30 June	530	530	1,225	417
(e) Other capital reserves				
Balance as at 30 June	755	755	755	755
Total other reserves	**571**	**1,218**	**30,784**	**22,881**

10. CURRENT LIABILITIES

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Bank overdrafts – secured (notes 11 & 12)	7,372	13,107	6,499	8,889
Trade creditors	104,007	94,406	84,111	76,998
Accruals and other liabilities	11,803	14,838	9,446	11,825
Provisions (note 13)	8,160	9,547	6,670	7,026
Income tax payable	788	704	252	1,591
Dividend payable	12,622	-	12,622	-
Amounts owing to subsidiaries	-	-	1,303	386
	144,752	**132,602**	**120,903**	**106,715**

The bank overdraft includes $12,622,000 set aside for the payment of dividend, which is restricted in it's use or disposal.

11. NON-CURRENT LIABILITIES

Provisions (note 13)	292	1,508	292	1,508
Advances owing to subsidiaries	-	-	21,386	17,316
	292	**1,508**	**21,678**	**18,824**
(a) Summary of repayment terms - advances				
Due within:				
Non-specified period	-	-	21,386	17,316
	-	-	21,386	17,316
Weighted average interest rates on term liabilities				
Due within:				
Non-specified period	-	-	7.20%	7.20%
(b) Bank facilities				
Bank overdraft facilities:				
Secured	11,000	10,000	11,000	10,000
Bank loan facilities (secured):				
Expire within:				
One year	50,000	30,000	50,000	30,000
Total lines of credit	61,000	40,000	61,000	40,000
Utilised:				
Bank overdraft - secured	7,372	13,107	6,499	8,889
	7,372	13,107	6,499	8,889
Unutilised	**53,628**	**26,893**	**54,501**	**31,111**

The bank overdraft includes $12,622,000 set aside for the payment of dividend, which is restricted in its use or disposal.

12. SECURED BORROWINGS

The Parent company bank facilities of $61,000,000 (2003: $40,000,000) are secured over the assets of the Group.

13. PROVISIONS

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Current:				
Employee entitlements	5,687	6,937	4,885	5,666
Surplus property leases (note 13(a))	211	467	77	231
Loyalty Reward Programme (note 13(b))	1,698	934	1,698	934
Other (note 13(c))	564	1,209	10	195
	8,160	**9,547**	**6,670**	**7,026**
Non-current:				
Employee entitlements	292	317	292	317
Surplus property leases (note 13(a))	-	1,191	-	1,191
	292	**1,508**	**292**	**1,508**

(a) Provision for surplus property leases

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Balance as at 1 July	1,658	2,918	1,422	2,566
Additional provision made	-	1,374	-	1,308
Amount utilised	(174)	(369)	(72)	(289)
Unused provision reversed	(1,273)	(2,265)	(1,273)	(2,163)
Balance as at 30 June	**211**	**1,658**	**77**	**1,422**
Current	211	467	77	231
Non-current	-	1,191	-	1,191

Due to restructuring of activities, the Group no longer occupies facilities which are subject to non-cancellable leases. Facilities are sublet where possible. For empty premises, and where subleased rental income is less than the rental expense being incurred, the net obligation under the lease agreement has been provided for. The lease liability will be incurred through to 2006.

(b) Provision for loyalty reward programme

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Balance as at 1 July	934	1,144	934	1,144
Additional provision made	2,583	914	2,583	914
Amount utilised	(1,819)	(1,124)	(1,819)	(1,124)
Balance as at 30 June	**1,698**	**934**	**1,698**	**934**

A Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption.

(c) Other provisions

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Balance as at 1 July	1,209	1,678	195	141
Additional provision made	602	750	135	214
Amount utilised	(1,028)	(712)	(285)	(32)
Unused provision reversed	(219)	(507)	(35)	(128)
Balance as at 30 June	**564**	**1,209**	**10**	**195**

Other provisions are miscellaneous provisions that do not fall within the above categories and are not individually material. They include provisions for restructuring, legal claims and disputes. During the 2004 year the structural changes undertaken in relation to surplus capacity in the Grain and Seed business including site closures, plant disposal and organisational restructuring were completed, resulting in significant utilisation of the prior years provisions. During the current year an additional provision was made for organisational restructuring and site closures relating to Agriculture New Zealand Limited.

14. CURRENT ASSETS

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Receivables (note 14(a))	130,497	110,961	98,348	87,952
Inventories (note 14(b))	78,374	73,777	37,926	32,181
Insurance broking deposit	7,180	6,938	7,180	6,938
Cash and deposits	-	21,131	-	15,003
	216,051	**212,807**	**143,454**	**142,074**

All monies transacted on account of the Group's insurance broking business are separately deposited in an insurance broking client account in accordance with section 14 of the Insurance Intermediaries Act 1994.

(a) Receivables

	GROUP 2004	GROUP 2003	PARENT 2004	PARENT 2003
Accounts receivables	106,454	98,645	90,007	85,489
Finance receivables	17,463	9,453	-	-
Less provision for doubtful debts	(1,970)	(1,988)	(905)	(764)
Other receivables and prepayments	3,050	4,851	3,487	3,193
Amounts owing from subsidiaries	-	-	259	34
Amount owing from New Zealand Wool Handlers Limited	5,500	-	5,500	-
Total receivables	**130,497**	**110,961**	**98,348**	**87,952**

As at the end of the period receivables of $5.5 million (2003: $9.6 million) had been sold to the ANZ Banking Group (New Zealand) Limited (ANZ), under a receivables purchase agreement. Amounts are sold to ANZ as a full transfer of the risks and rewards of ownership.

In accordance with the terms of the agreement, 90% of the receivable has been derecognised in the Statement of Financial Position once initial payment is made.

The remaining 10% of the sold receivable remains in the Statement of Financial Position as a receivable from ANZ, which is payable under the terms of the agreement once payment is received from the original Wrightson debtor.

Under the requirements of the sale and purchase contract there is limited operational recourse attached to the sold receivables. The Directors consider that exercise of this recourse is remote.

(b) Inventories

	GROUP 2004	GROUP 2003	PARENT 2004	PARENT 2003
Merchandise/finished goods	74,227	68,615	37,926	32,181
Raw materials and work in progress	4,147	5,162	-	-
Total inventories	**78,374**	**73,777**	**37,926**	**32,181**

Certain trade inventories are purchased subject to restriction of title (Romalpa clause). These restrictions are met in the normal course of business by payment for the goods under the purchase terms of trade.

15. NON-CURRENT ASSETS

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Fixed assets (note 15(a))	28,787	31,724	19,585	22,507
Investments (note 15(b))	4,849	6,736	86,462	81,208
Deferred taxation (note 15(c))	2,582	4,257	949	1,888
Intangible assets (note 15(d))	2,843	3,704	1,331	2,301
	39,061	**46,421**	**108,327**	**107,904**

(a) Fixed assets

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Cost				
Land	2,894	3,515	1,971	2,533
Buildings	6,578	14,586	4,194	12,332
Plant and equipment	35,049	36,106	23,815	20,725
Total cost	44,521	54,207	29,980	35,590
Accumulated depreciation				
Buildings	2,585	6,179	1,461	5,157
Plant and equipment	13,149	16,304	8,934	7,926
Total accumulated depreciation	15,734	22,483	10,395	13,083
Net book value				
Land	2,894	3,515	1,971	2,533
Buildings	3,993	8,407	2,733	7,175
Plant and equipment	21,900	19,802	14,881	12,799
Total net book value	**28,787**	**31,724**	**19,585**	**22,507**

Fully depreciated fixed assets of $25,181,863 have been eliminated from cost and accumulated depreciation in 2004 (2003: $26,936,268). The aggregate of the latest government valuations of land and buildings carried out between 1994 and 2004 was $15,094,234 (2003: $21,792,902).

(b) Investments

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Investments in subsidiaries (i)	-	-	63,976	56,881
Investments in associate companies (ii)	2,110	6,736	2,016	6,641
Advances to subsidiaries	-	-	17,731	17,686
Other investments	2,739	-	2,739	-
Total investments	**4,849**	**6,736**	**86,462**	**81,208**

(i) Subsidiaries

The principal subsidiary companies are as follows:

(a) The following subsidiary companies are wholly owned, have a 30 June balance date, and are involved in rural servicing activities:
Agriculture New Zealand Limited
Agri-feeds Limited
Computer Aided Livestock Marketing (NZ) Limited
OneWool Limited (formerly Wrightson Wool Investments Limited)
Wrightson Financial Services Limited
Wrightson Investments Limited
Wrightson Property Holdings Limited
Wrightson Seeds (Australia) Pty Limited
Wrightson Seeds Limited
Wrightson Consortia Research Limited

(b) The subsidiary company Wrightson PAS is a Uruguayan company, owned by Wrightson Investments Limited. During the period, in line with the Sale and Purchase agreement, a price adjustment was completed, resulting in Wrightson Investments Limited's shareholding, increasing from 51% to 56%. Wrightson PAS has a 30 November balance date and is involved in seed operations including facilitating the sales and service of New Zealand seed in Uruguay. Financial results are included for the year ended 30 June.

(ii) Associates

In addition to the associate investments listed below, investments in associate companies comprise primarily shareholdings in saleyard companies, the market value of which is difficult to determine. The Directors are of the view that, with the exception of the following investments, the value of these interests is immaterial.

(a) **The New Zealand Merino Company Limited** – 35% shareholding acquired October 2001.

Investment book value 30 June 2004 $1,281,753 (2003: $1,280,341)

The company is involved in the processing and marketing of merino wool.

(b) **Genesis Research and Development Corporation Limited** – 15.41% shareholding acquired March 2003.

As the single largest shareholder and holder of two Genesis Board seats for the majority of the financial year, Wrightson was in a position of significant influence. However, as a result of the loss of control of the Board seats Wrightson is no longer in a position of significant influence. For this reason this investment is no longer accounted for as an associate at 30 June 2004.

Associate investment book value 30 June 2004 $nil (2003: $4,626,919)

The company is involved in the biotechnology industry, with a particular focus on the health and plant sectors.

(c) **New Zealand Wool Handlers Limited** – 50% shareholding acquired April 2004.

Investment book value 30 June 2004 $nil

The company is involved in the provision of wool handling and warehousing services.

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Carrying amount of associates				
Balance as at 1 July	6,736	2,265	-	-
New investments	1,620	5,384	-	-
Equity accounted (deficit)/earnings of associates	(1,535)	(470)	-	-
Dividends from associates	(110)	(231)	-	-
Disposal of associates	(9)	(212)	-	-
Writedown of investments	(1,853)	-	-	-
Reclassification of Genesis Research and Development Corporation Limited	(2,739)	-	-	-
Balance as at 30 June	2,110	6,736	-	-
Equity accounted (deficit)/earnings of associates				
(Deficit)/surplus before income tax	(2,291)	(702)	-	-
Income tax	756	232	-	-
Total recognised revenues and expenses	(1,535)	(470)	-	-

(c) Deferred taxation

	GROUP 2004 $000	GROUP 2003 $000	PARENT 2004 $000	PARENT 2003 $000
Balance as at 1 July	4,257	3,546	1,888	2,332
Current year (charges)	(1,675)	78	(939)	(444)
Reversal of prior year benefit	-	633	-	-
Balance as at 30 June	**2,582**	**4,257**	**949**	**1,888**

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
(d) Intangible Assets				
Goodwill (i)	997	1,967	-	569
Development costs (ii)	1,190	1,535	1,190	1,535
Licences (iii)	510	-	-	-
Patents/Trademarks (iv)	146	202	141	197
	2,843	**3,704**	**1,331**	**2,301**
(i) Goodwill				
Cost	1,798	2,950	-	1,152
Accumulated amortisation	(801)	(983)	-	(583)
	997	1,967	-	569
Balance as at 1 July	1,967	2,595	569	797
Amortisation	(600)	(628)	(199)	(228)
Impairment	(370)	-	(370)	-
Balance as at 30 June	997	1,967	-	569
(ii) Development costs				
Balance as at 1 July	1,535	862	1,535	862
Costs capitalised	135	995	135	995
Amortisation	(480)	(322)	(480)	(322)
Balance as at 30 June	1,190	1,535	1,190	1,535

Development costs have been incurred in the design and implementation of a Rural Supplies centralised logistics operation and an improved telecommunications network.

	GROUP		PARENT	
(iii) Licences				
Cost	550	-	-	-
Accumulated amortisation	(40)	-	-	-
	510	-	-	-
Balance as at 1 July	-	-	-	-
Licences acquired	550	-	-	-
Amortisation	(40)	-	-	-
Balance as at 30 June	510	-	-	-
(iv) Patents/Trademarks				
Cost	455	455	450	450
Accumulated amortisation	(309)	(253)	(309)	(253)
	146	202	141	197
Balance as at 1 July	202	258	197	253
Amortisation	(56)	(56)	(56)	(56)
Balance as at 30 June	146	202	141	197

(a) Nature of activities and management policies with respect to financial instruments

(i) Foreign exchange risk

The Group undertakes transactions denominated in foreign currencies and exposure to movements in foreign currency arise from these activities. It is the Group's policy to hedge foreign currency risks as they arise. In some circumstances foreign exchange options are used to hedge potential foreign exchange risk. The Group uses forward, spot foreign exchange contracts and foreign exchange options to manage these exposures.

The notional contract amounts of forward foreign exchange transactions outstanding at balance date are $63,286,479 (2003: $69,789,973) for the Group and $42,733,044 (2003: $43,077,444) for the Parent. The cash settlement requirements of these contracts approximates the notional contract amount shown above.

The translation of independent foreign operations into the Group financial statements is not hedged.

(ii) Interest rate risk

Floating rate borrowings are used for general funding activities. Interest rate swaps, interest rate options and forward rate agreements are used to hedge the floating rate exposure as deemed appropriate.

There were no interest rate contracts at 30 June 2004 (30 June 2003: nil).

(iii) Credit risk

In the normal course of business, credit risk is incurred from trade debtors and transactions with financial institutions. There are no significant concentrations of credit risk. The Group has a credit policy to manage this risk. As part of the policy, limits on exposures have been set and are monitored on a regular basis. The Group does not require any collateral or security to support financial instruments. The maximum exposure to credit risk arising from derivative financial instruments is as follows:

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Amounts receivable under foreign exchange contracts	20,267	16,813	15,620	12,044

(b) Fair value

The fair value of the following financial instruments differ from their carrying values shown in the Statement of Financial Position:

	GROUP			
	2004	2004	2003	2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$000	$000	$000	$000
Assets:				
Forward foreign exchange contracts	-	110	-	1,503
Foreign exchange options	944	2,452	1,200	2,050
	PARENT			
Assets:				
Forward foreign exchange contracts	-	(35)	-	1,165
Foreign exchange options	610	2,308	683	1,267

The methods used to estimate the fair values for each class of financial instrument are detailed below.

Foreign exchange contracts, interest rate options and interest rate swaps

The fair value of these instruments is based on the quoted market price.

(c) Repricing analysis

Only the short term deposits and borrowings at floating rates are interest rate sensitive.

17. RECONCILIATION OF SURPLUS AFTER TAXATION WITH NET CASH FLOW FROM OPERATING ACTIVITIES

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Surplus after taxation	**10,258**	**18,510**	**1,401**	**9,028**
Add/(deduct) items classified as investing or financing activities:				
Net (profit)/loss on sale of fixed assets	(2,616)	73	(2,829)	58
Net (profit)/loss on sale of investments	(3)	220	(3)	220
	(2,619)	293	(2,832)	278
Add/(deduct) non-cash items:				
Depreciation	5,290	4,873	3,682	3,371
Intangibles amortisation/impairment	1,546	1,008	1,105	606
Increase/(decrease) in provision for doubtful debts	39	(298)	141	(420)
Decrease/(increase) in deferred taxation	1,630	(711)	939	444
Equity accounted deficit/(earnings) from associates	1,535	470	-	-
Other	(1,604)	710	1,185	172
	8,436	6,052	7,052	4,173
Add/(deduct) movement in working capital items:				
(Increase)/decrease in inventories	(4,952)	(711)	(5,745)	5,252
(Increase)/decrease in accounts receivables and prepayments	(6,609)	(3,362)	(4,362)	(3,168)
Increase/(decrease) in trade creditors	9,968	11,718	7,112	10,074
(Decrease)/increase in provisions and accruals	(5,506)	(1,612)	(3,951)	(886)
Increase/(decrease) in income tax payable/receivable	95	1,857	(1,339)	2,397
	(7,004)	7,890	(8,285)	13,669
Net cash flow from operating activities	**9,071**	**32,745**	**(2,664)**	**27,148**

18. COMMITMENTS

Commitments for capital expenditure at year end not provided for in the financial statements	**1,116**	**2,547**	**1,116**	**2,468**

19. CONTINGENT LIABILITIES

There are contingent liabilities in respect of:				
Legal actions pending (i)	102	345	102	-
Guarantees (ii)	4,396	3,319	4,222	3,316
Wrightson Loyalty Reward Programme (iii)	1,958	2,750	1,958	2,750
	6,456	**6,414**	**6,282**	**6,066**

(i) Legal actions

In respect of the legal actions, the Group disputes any liability and has received legal advice supporting its position.

(ii) Guarantees

The guarantees are provided to leasing companies in respect of staff owned business vehicles and to the banks for subsidiary company borrowings.

(iii) Wrightson Loyalty Reward Programme

The Wrightson Loyalty Reward Programme is run in conjunction with the co-branded American Express card. A provision is retained for the expected level of points redemption. The contingent liability represents the balance of live points that are not provided for.

(iv) Wrightson Retirement Plan

Wrightson Limited has a contingent liability to maintain actuarial soundness of the Wrightson Retirement Plan in terms of a Trust Deed dated 2 October 1995. A triennial review of the fund is completed by an independent actuary with the last review completed for the period ended 30 June 2002.

The review identified a past service deficit of $2.6 million as at 30 June 2002. Over the next ten years this deficit will be funded by an increased contribution by Wrightson Limited.

20. OPERATING LEASE COMMITMENTS

The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at balance date are as follows:

	GROUP		PARENT	
	2004	2003	2004	2003
	$000	$000	$000	$000
Within one year	9,795	10,685	8,251	9,082
One to two years	8,422	9,106	7,216	7,745
Two to five years	10,721	14,576	9,899	12,997
Beyond five years	1,842	2,720	717	1,503
	30,780	**37,087**	**26,083**	**31,327**

21. AMOUNTS OWING TO/FROM DIRECTORS

Some directors use the Wrightson American Express credit card facility and/or have farming interests where they enter into transactions with the Group in the normal course of business for those farming operations. At 30 June 2004 $19,568 (2003: $66,603) was owed by Directors and $124,701 (2003: $191,143) was owed to Directors with Wrightson Limited monthly accounts.

22. RELATED PARTY TRANSACTIONS

The Parent company has entered into certain transactions with its subsidiaries and associates. Material information is disclosed in notes 2 and 4 (operating revenue and operating expenses). The subsidiary balances at year end are disclosed in notes 10 and 11 (current and non-current liabilities), notes 14 and 15 (current and non-current assets) and in the Statement of Financial Position. Details of subsidiaries and associates are disclosed in note 15(b) (investments).

Material transactions with associates:

(a) Genesis Research and Development Corporation Limited

Wrightson has entered into a research alliance arrangement with Genesis Research and Development Corporation Limited, to undertake discovery based biotechnology testing on Wrightson-bred ryegrasses. Costs in 2004 were $489,982 (2003: $635,000).

(b) The New Zealand Merino Company Limited

Wrightson provided logistics services to The New Zealand Merino Company Limited. The revenue from this in 2004 was $45,000 (2003: $1.3 million).

(c) New Zealand Wool Handlers Limited

Wrightson entered into a logistics agreement in May 2004 for wool handling and warehousing services, provided by New Zealand Wool Handlers Limited. The charge for these services was $614,681 in 2004. Wrightson also provides limited property and payroll bureau services to New Zealand Wool Handlers Limited. As part of the establishment of New Zealand Wool Handlers Limited, Wrightson sold property, plant and equipment to the new company, at market value (refer note 4).

Also as part of the establishment of New Zealand Wool Handlers Limited, Wrightson provided the new entity with a loan of $5.5 million. This loan has been transacted on a commercial arm's length basis.

23. SEGMENT INFORMATION

(a) Industry segments

The Group operates predominantly in one industry segment, its primary business being the supply of products and services to the rural industry. These include:

- Real estate and insurance services
- Supply of seeds, grains and feed supplements
- Livestock marketing and supply
- Wool procurement, warehousing, marketing and export
- Rural merchandise
- Farm consultancy
- Forestry services
- Farm finance

(b) Geographic segments

The Group operates predominantly in New Zealand, with one business unit in Australia and a majority owned company in Uruguay that represent less than 5% of Group revenue. The Australian business unit facilitates the export sales and services of New Zealand operations in addition to their own seed trading operations. Inter-segment pricing is determined on an arm's length basis.

	REGION		CONSOLIDATED	
	2004	2003	2004	2003
	$000	$000	$000	$000
Revenue derived from outside the Group				
New Zealand	613,008	643,726		
Australia	23,472	21,209		
Inter-segment revenue (eliminated on consolidation)				
New Zealand	28,717	26,986		
Australia	586	638		
Total revenue			**636,480**	**664,935**
Segment net surplus				
New Zealand	7,888	14,886		
Australia	2,130	3,589		
Total net surplus			**10,018**	**18,475**
Segment assets				
New Zealand	234,785	241,877		
Australia	20,327	17,351		
Total assets			**255,112**	**259,228**

24. EVENTS SUBSEQUENT TO BALANCE DATE

There were no significant events subsequent to balance date.

STATUTORY DISCLOSURES

DISCLOSURE OF INTERESTS BY DIRECTORS

The following particulars of notices were given by Directors of the Company pursuant to section 140(2) of the Companies Act 1993.
(*interest ceased during the year)

Director/Interest	Organisation
K R Smith (Appointed 28 June 2004)	
Chairman	Electronic Navigation Limited, Healthcare Holdings Limited, Lowe Corporation Limited and subsidiaries, Mobile Surgical Services Limited, Skellmax Industries Limited, Sunrise Coast Limited, The Warehouse Group Limited, Tourism Holdings Limited, Wickliffe Limited
Deputy Chairman	Genesis Power Limited
Director	The Ascot Hospital & Clinics Limited, Enterprise Motor Group Limited and subsidiaries, Gwendoline Holdings Limited, James Raymond Holdings Limited, Macquarie Goodman (NZ) Limited, New Zealand Flower & Garden Show Limited
Partner	BDO Spicers
Trustee	The Tindall Foundation
J L Palmer (Resigned 28 June 2004)	
Chairman	Air New Zealand Limited, Nelson Fruit Services Limited
Director	AMP Bank Limited*, AMP Life Limited, Cold Storage Nelson Limited, Genesis Research & Development Corporation Limited*, Saxton Fruit Limited
Member	AMP New Zealand Advisory Board*
P E A Baines (Resigned 28 June 2004)	
Director	Fletcher Building Limited, Gough Gough & Hamer Limited, Greenstone Fund Limited, Reserve Bank of New Zealand, Telecom Corporation of New Zealand Limited, Upstart Capital Limited
Board Member	NZ Institute of Economic Research Inc.
D J Brownrigg	
Director	*Agfirst Pastoral (HB) Limited**, *Brownrigg Agriculture Limited, CFL Joint Venture Limited,* David & Jonathan Brownrigg Limited, Expressway Trustee Company Limited, Farmax Limited, Heli Air Hawkes Bay Limited, IT Products Limited, Livestock Partner Limited, On-Farm Research Limited, Regional Solutions Limited, Wagyu Breeders Limited
M J Flett (Appointed 18 August 2004)	
Director/shareholder	Parilla Holdings Limited, Blueprint Limited, Milkpride Limited, Kerry Industries Limited, Anothoth Marketing Limited
A L Freeth (Resigned 16 July 2004)	
Director	AgriGenesis Biosciences Limited, Genesis Research & Development Corporation Limited, The New Zealand Merino Company Limited*
Trustee	Massey University Agricultural Research Fund
J J Grant (Resigned 28 June 2004)	
Chairman	Invest South Limited, Milford Sound Development Authority, New Zealand Meat Board, Tulip International Limited
Director	Compact Advisory, Freesia Finance Limited, Freesia Meat Holdings Limited, Primary Resources Limited
S A Keay (Appointed 28 June 2004)	
Director/CEO	Aorangi Laboratories Limited
Director/Shareholder	SABCON Limited
Director	D C Ross Limited, D.R.I. Metal Treatment Services Pty Limited, Foodcap International Limited, Vinpro 2004 Limited, Westwood Manchester Limited
A E McConnon (Appointed 28 June 2004)	
Director/Shareholder	Aorangi Laboratories Limited, SABCON Limited, Abraham Furniture Limited
Director	Cottonsoft Limited, D C Ross Limited, e-Media Limited, Lifevent Medical Limited, Mt Difficulty Wines Limited, Vinpro 2004 Limited, Westwood Manchester Limited

J B McConnon (Appointed 28 June 2004)

Director/Shareholder	Aorangi Laboratories Limited, SABCON Limited
Director	Foodcap International Limited, Rural Portfolio Investments Limited, Rural Portfolio Investments Securities Limited

M C Norgate (Appointed 28 June 2004)

Director	C&J Custodians Limited, MCN Holdings Limited, MCN Rural Investments Limited, Rural Portfolio Investments Limited, Rural Portfolio Investments Securities Limited, Westgate Transport Limited
Member	Growth and Innovation Advisory Board, Foundation for Research, Science and Technology

A M Paterson

Chairperson	Electricity Complaints Commission, Governing Board of the Centre for Research, Excellence, Growth and Development – University of Auckland, Landcorp Farming Limited
Director	Abano Healthcare Group Limited, Metrowater Limited, Reserve Bank of New Zealand

Hon. Ruth Richardson (Resigned 28 June 2004)

Chairman	I-cap Mezzanine Partners Limited, I-cap Equity Partners Limited, Jade Software Corporation Limited, Kula Fund
Director	Centre for Independent Studies, LECG Corporation, Mont Pelerin Society, Oyster Bay Marlborough Vineyards Limited, Reserve Bank of New Zealand*, Ruth Richardson (NZ) Limited, Synlait Limited, The New Zealand Merino Company Limited

In addition, J L Palmer, D J Brownrigg, M J Flett, J J Grant and Hon. Ruth Richardson advised that they each have interests in farming operations and may transact business with Wrightson Group companies on normal terms of trade.

DIRECTORS' REMUNERATION

The following persons held office as Director during the year to 30 June 2004 and received the following remuneration (including the value of any benefits):

	$	
K R Smith	Nil	Board Chairman (appointed 28 June 2004) Member of Audit Committee (appointed 1 July 2004) Chairman of Human Resources and Remuneration Committee (appointed 1 July 2004)
J L Palmer	$80,000	Board Chairman (resigned 28 June 2004) Member of Audit Committee (resigned 28 June 2004) Member of Human Resources and Remuneration Committee (resigned 28 June 2004)
P E A Baines	$32,000	Member of Human Resources and Remuneration Committee (resigned 28 June 2004)
D J Brownrigg	$38,000	Chairman of Audit Committee
A L Freeth	$519,097	Managing Director (resigned 16 July 2004)
J J Grant	$32,000	Member of Human Resources and Remuneration Committee (resigned 28 June 2004)
S A Keay	Nil	Member of Audit Committee (appointed 1 July 2004)
A E McConnon	Nil	
J B McConnon	Nil	Member of Human Resources and Remuneration Committee (appointed 1 July 2004)
M C Norgate	Nil	Board Deputy Chairman (appointed 28 June 2004) Member of Audit Committee (appointed 1 July 2004) Member of Human Resources and Remuneration Committee (appointed 1 July 2004)
A M Paterson	$32,000	Member of Audit Committee
Hon. Ruth Richardson	$38,000	Chairman of Human Resources and Remuneration Committee (resigned 28 June 2004)

DIRECTORS' SHAREHOLDINGS

		30 June 2004	30 June 2003
K R Smith	Beneficially owned	5,943	-
J L Palmer (resigned 28 June 2004)	Beneficially owned	*	181,925
P E A Baines (resigned 28 June 2004)	Beneficially owned	*	70,000
D J Brownrigg	Beneficial interest Beneficially owned	47,500 10,000	47,500 10,000
A L Freeth (resigned 16 July 2004)	Beneficially owned Share options beneficially owned	800,334 75,000	14,500 1,324,825
J J Grant (resigned 28 June 2004)	Beneficially owned	*	53,000
S A Keay #	Beneficially owned	5,000	-
A E McConnon #	Beneficially owned	5,000	-
J B McConnon #	Beneficially owned	5,000	-
M C Norgate #	Beneficially owned	5,000	-
A M Paterson	Beneficially owned	45,871	45,871
Hon. Ruth Richardson (resigned 28 June 2004)	Beneficially owned	*	34,500

Associated person of substantial security holder Rural Portfolio Investments Limited
* May still have a shareholding, but is no longer a Director

DIRECTORS' SHARE TRANSACTIONS

The Directors of the Company have notified the Company of the following share transactions between 1 July 2003 and 30 June 2004:

Director	Transaction	Date	Number	Price per share
P E A Baines	Exercise of share options	22 August 2003	139,000	$0.15
A L Freeth	Exercise of share options	5 September 2003 25 June 2004 25 June 2004	400,000 466,667 383,158	$0.57 $0.57 $1.13
	Shares sold	1 October 2003 30 June 2004	414,500 49,491	$1.45 $1.41

DIRECTORS' INDEPENDENCE

The Board has determined that as at 30 June 2004, the following Directors are Independent Directors as defined under the New Zealand Exchange rules.

K R Smith
D J Brownrigg
A M Paterson

The following Directors are not Independent Directors by virtue of their association with a substantial security holder.

S A Keay
A E McConnon
J B McConnon
M C Norgate

DIRECTORS' INDEMNITY AND INSURANCE

In accordance with section 162 of the Companies Act 1993 and the Constitution of the Company, the Company has insured all its Directors against liabilities to other parties that may arise from their positions as Directors of the Company. This insurance does not cover liabilities arising from criminal actions and deliberate and reckless acts or omissions by the Directors.

USE OF COMPANY INFORMATION BY DIRECTORS

No notices were received from Directors pursuant to section 145 of the Companies Act 1993 requesting to use Company information received in their capacity as Directors which would otherwise not have been available to them.

GENERAL DISCLOSURES

SUBSIDIARY COMPANY DIRECTORS

The Boards of the Company's wholly owned New Zealand subsidiary companies consist entirely of executives of the Group. None of the subsidiary company Directors receives Director's fees or other benefits as a Director. The following staff have held office as Directors of wholly owned New Zealand subsidiary companies during the period from 1 July 2003 to 30 June 2004:

A L Freeth (resigned July 2004)

S D White (resigned September 2003)

M E Sang (appointed March 2004)

The following people held office as Directors of the wholly owned Australian subsidiary, Wrightson Seeds (Australia) Pty Limited, during the period from 1 July 2003 to 30 June 2004:

A L Freeth (resigned July 2004)

G R Wade (Resident Director)

The following people held office as Directors of the 56 per cent owned Uruguayan subsidiary, Wrightson PAS, during the period from 1 July 2003 to 30 June 2004:

B A Brook (Chairman)

A L Freeth (resigned July 2004)

M J T Ahie

S D White (resigned September 2003)

C Miguel de Leon

A Gomez-Haedo

M E Sang (appointed April 2004)

EMPLOYEE REMUNERATION

Set out below are the numbers of employees of the Company and its subsidiaries who received remuneration and other benefits of $100,000 or more during the year, in their capacity as employees. Amounts paid include the employer's contributions to superannuation funds, retiring entitlements and payments to terminating employees (e.g. long service leave). Redundancy payments are not included. The schedule includes 20 Livestock staff who are remunerated on a commission basis and whose remuneration fluctuates materially from year to year.

Remuneration Range	Number of employees
100,000 – 110,000	15
110,001 – 120,000	15
120,001 – 130,000	11
130,001 – 140,000	12
140,001 – 150,000	4
150,001 – 160,000	2
160,001 – 170,000	3
190,001 – 200,000	5
200,001 – 210,000	1
210,001 – 220,000	1
230,001 – 240,000	2
240,001 – 250,000	1
250,001 – 260,000	2
270,001 – 280,000	1
390,001 – 400,000	1

The Human Resources and Remuneration Committee of the Company's Board approves the Group's remuneration policy. The Committee also reviews, and recommends to the Board for approval, the remuneration of the Managing Director/CEO and executives who report directly to the Managing Director/CEO.

SHAREHOLDER INFORMATION

Wrightson Limited is quoted on the New Zealand Stock Market of New Zealand Exchange Limited. As at 13 August 2004, Wrightson Limited had 140,244,467 ordinary shares on issue.

SUBSTANTIAL SECURITY HOLDERS

At 13 August 2004, the following security holders had given notice pursuant to section 26 of the Securities Amendment Act 1988 that they were substantial security holders in the Company as follows.

Shareholder	Number of shares	Date of notice
Rural Portfolio Investments Limited	70,136,25418	1 July 2004

TWENTY LARGEST REGISTERED SHAREHOLDERS

The 20 largest shareholders in Wrightson Limited as at 13 August 2004 were:

Shareholder	Number of shares held	% of shares held
1. Rural Portfolio Investments Limited	70,136,258	50.01%
2. National Nominees New Zealand Limited*	7,055,546	5.03%
3. First NZ Capital Custodians Limited	7,038,965	5.10%
4. ANZ Nominees Limited*	3,410,691	2.43%
5. HSBC Nominees (NZ) Limited*	1,790,770	1.28%
6. Accident Compensation Corporation*	1,252,546	0.89%
7. Westpac Banking Corporation – Client Assets No. 2*	982,928	0.70%
8. Soo York Chan	774,069	0.55%
9. Citibank Nominees (New Zealand) Limited*	554,062	0.39%
10. J S Underdown	441,293	0.31%
11. First NZ Capital Custodians Limited	434,983	0.31%
12. P H & J A Masfen	330,000	0.23%
13. ASB Nominees Limited A/c 101137	328,845	0.23%
14. F M Brown	300,000	0.21%
15. G C & C Smith	260,000	0.18%
16. Investment Custodial Services Limited	259,655	0.18%
17. Leveraged Equities Limited	259,339	0.18%
18. Guardian Trust Investment Nominees (RWT) Limited*	253,871	0.18%
19. Goldman Sachs JBWere (NZ) Limited	251,721	0.18%
20. N J Kaptein	219,249	0.15%

* Shares held in the name of New Zealand Central Securities Depository Limited

ANALYSIS OF SHAREHOLDINGS

Distribution of ordinary shares and shareholdings at 13 August 2004 was:

Size of holding	Number of shareholders	% of shareholders	Number of shares	% of shares
1 – 499	3,983	25.58%	1,001,522	0.71%
500 – 999	5,690	36.56%	3,149,354	2.25%
1,000 – 4,999	3,849	24.72%	8,568,941	6.11%
5,000 – 9,999	1,013	6.51%	6,565,386	4.68%
10,000 – 49,999	933	5.99%	16,477,664	11.75%
50,000 – 999,999	97	0.62%	11,661,459	8.32%
1,000,000 and over	3	0.02%	92,820,141	66.18%
Total	15,568	100.00%	140,244,467	100.00%

Registered addresses of shareholders as at 13 August 2004 were:

Address	Number of shareholders	% of shareholders	Number of shares	% of shares
New Zealand	14,945	96.00%	138,889,320	99.04%
Australia	461	2.96%	691,229	0.49%
Europe	72	0.46%	322,444	0.23%
Asia	40	0.26%	145,125	0.10%
USA/Canada	36	0.23%	141,418	0.10%
Other	14	0.09%	54,931	0.04%
Total	15,568	100.00%	140,244,467	100.00%

NZX TRADING HALT

On 18 June 2004 NZX placed a trading halt on Wrightson Limited shares on the basis that the market may not have been equally informed as to the intentions of a substantial security holder in relation to Rural Portfolio Investments Limited's Takeover Offer for Wrightson. NZX lifted the trading halt three and a half hours later, considering the market to be equally informed.

CORPORATE GOVERNANCE

The Board of Wrightson is committed to acting with integrity and expects high standards of behaviour and accountability from all of Wrightson's officers and staff. As part of this commitment, the Board has adopted this Corporate Governance statement relating to the composition and conduct of the Board. Certain aspects are set out in more detail in Wrightson's Corporate Code of Conduct.

The Board's primary objective is the creation of shareholder value through following appropriate strategies and ensuring effective and innovative use of Company resources in providing customer satisfaction. The Company will be a good employer and a responsible corporate citizen.

CORPORATE GOVERNANCE GUIDELINES

1. SIZE OF BOARD

The Constitution provides that there will be not less than three and not more than 10 Directors. The Board considers that between six and eight non-executive Directors is desirable for effective decision making. One-third of the total number of Directors, (with a minimum of two Directors), will be Independent Directors. The Board meets on average nine times a year, with additional meetings being convened when required.

2. EXECUTIVE DIRECTORS

The Board will favourably consider the appointment of the Chief Executive as a Director when the Directors consider the time is appropriate. The Board does not propose to appoint other executives as Directors of the Company.

3. TENURE OF DIRECTORS

The Constitution contains no provisions for compulsory retirement or a fixed tenure for Directors, although Directors must periodically retire and seek re-election in accordance with the Listing Rules.

The Board will formally review the service of each Director prior to their being nominated for re-election. Generally the Board will support a service tenure by a Director of nine to 12 years. In addition, the Board will take into account such things as capacity to contribute special abilities or experience, and the need to obtain additional skills or fresh perspectives.

4. CHAIRMAN

The Chairman will be appointed by the Board from among the independent, non-executive Directors for a three-year term. The appointment will be reviewed by the remaining Directors at the end of each term.

5. PERFORMANCE EVALUATION

The Board will formally review the performance of the Chief Executive each year and will discuss the Chief Executive's review of senior executives and succession planning.

The Board will also review its own performance individually and as a group.

6. BOARD COMMITTEES

The Board will appoint from its non-executive members, two permanent Committees. These Committees will be an Audit Committee and a Human Resources and Remuneration Committee. The Board has not established a Nomination Committee, as the Board believes that Director appointments are of such significance to be a direct responsibility of the full Board.

The Committees will be made up of a minimum of three non-executive Director members and each Committee will have a Board-approved charter. Committees meet an average of four times a year, with additional meetings being convened when required. Senior management will be invited to attend Committee meetings as is considered appropriate.

The Committees may appoint advisors as they see fit.

Audit Committee

The main responsibilities of the Audit Committee are:

- Ensuring that processes are in place and monitoring those processes so that the Board is properly and regularly informed and updated on corporate financial matters.
- Recommending the appointment and removal of the independent auditor.
- Meeting regularly to monitor and review the independent and internal auditing practices.
- Having direct communication with, and unrestricted access to, the independent and any internal auditors or accountants.
- To interface with management, Risk Management (internal auditors) and external auditors and review the financial reports, as well as advising all Directors whether they comply with the appropriate laws and regulations.
- Ensuring the external auditor or lead audit partner is changed at least every five years.
- To oversee the Group management of operational risk and compliance.
- To oversee matters relating to the values, ethics and financial integrity of the Company.

Human Resources and Remuneration Committee

The main responsibilities of the Human Resources and Remuneration Committee are:

- To review the performance of the Board and its membership structure, consequent to full Board discussion.
- To undertake the performance appraisal of the Chief Executive and review the appraisal of direct reports to the Chief Executive.
- To review compensation policy and procedures, including employee benefits and superannuation, and recommend to the Board remuneration changes for the Chief Executive and direct reports.
- To review succession planning and senior management development plans.

7. CONFLICTS OF INTEREST

A Director is required to disclose to the Board any actual or potential conflicts of interest. Except where expressly permitted by the Companies Act 1993 and Wrightson's constitution, the Director may not vote on the matter or be counted in the quorum. The Director may attend the meeting unless two-thirds of those Directors present request otherwise.

Conflicts of interest may arise:

- Where the Director is indirectly or directly involved in the matter.
- Where it may not be possible to give the Company undivided loyalty because of a Director's relationship with others involved, and
- Where a Director's views are fettered under an arrangement that limits free exercise for the Company's benefit.

8. INDEPENDENT AUDITORS

To ensure there is no conflict with other services that may be provided by the external auditors, the Company has adopted a policy whereby the external auditors will not provide any other services unless specifically approved by the Audit Committee.

9. INSIDER TRADING

The Company has a detailed insider trading policy applying to all Directors and staff which incorporates all insider trading restraints. Outside the non-trading periods prescribed in legislation or regulation, Directors and senior officers are able to trade in Company shares in accordance with that policy, except when they are in possession of price-sensitive information not publicly available.

10. MEETING OF NON-EXECUTIVE DIRECTORS

At least once a year, the non-executive Directors will meet separately to discuss any matters of common interest relating to the Board and Management. Such a meeting may include a discussion with the Chief Executive on nominated topics.

11. ANNUAL REVIEW

A review of Wrightson's Corporate Governance Code of Conduct, processes and procedures will be completed on an annual basis. This review will include corporate governance processes that materially differ from the principles set out in the NZX Corporate Governance Best Practice Code. Where the Company adopts a practice that materially differs from the NZX Best Practice Code, this will be identified in this Corporate Governance statement and noted in the Company's annual report.

CORPORATE DIRECTORY

Shareholder inquiries about transactions, changes of address or dividend payments should be directed in the first instance to Computershare Investor Services Limited, telephone 64 9 488 8777.

BOARD OF DIRECTORS

Keith Smith (Chairman)
Craig Norgate (Deputy Chairman)
David Brownrigg
Alison Paterson
Baird McConnon
Alan McConnon
Sandra Keay
Murray Flett
Allan Freeth**
John Palmer*
Paul Baines*
Hon. Ruth Richardson*
Jeffrey Grant*

*Resigned June 2004
**Resigned July 2004

Acting Chief Executive

Barry Brook

General Manager, Finance and Operations

Mike Sang

Company Secretary

David Parker

REGISTERED OFFICE

Wrightson House
14 Hartham Place
Porirua
POSTAL ADDRESS
PO Box 50 240
Porirua
Telephone: 64 4 918 3335
Facsimile: 64 4 918 3286
Website: www.wrightson.co.nz

AUDITORS

KPMG
KPMG Centre
135 Victoria street
PO Box 996
Wellington

SOLICITORS

Chapman Tripp Sheffield Young
AMP Centre
1 Grey Street
PO Box 993
Wellington

SHARE REGISTRY

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92 119
Auckland 1020
Shareholder inquiries: Telephone: 64 9 488 8777